Exhibit 3.21

CERTIFICATE OF INCORPORATION

OF

VERSO QUINNESEC REP HOLDING INC.

FIRST: The name of the Corporation is Verso Quinnesec REP Holding Inc.

SECOND: The address of the Corporation’s registered office in the State of Delaware is 615 South DuPont Highway, Dover, County of Kent, 19901, and the name of its registered agent at such address is National Corporate Research Ltd.

THIRD: The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware, as the same may be amended or supplemented.

FOURTH: The total number of shares of all classes of capital stock that the Corporation shall have the authority to issue is 1,000 shares, all of which shall be common stock, par value $.01 per share.

FIFTH: The name of the incorporator of the Corporation is Peter H. Kesser, and the mailing address of such person is 6775 Lenox Center Court, Suite 400, Memphis, Tennessee 38115-4436.

SIXTH: The names of the persons who are to serve as directors of the Corporation until the first annual meeting of stockholders or until their successors are elected and qualified are Michael E. Ducey, Michael A. Jackson, Scott M. Kleinman, David W. Oskin, L.H. Puckett, Jr., David B. Sambur, and Jordan C. Zaken, and the mailing address of each such person is 6775 Lenox Center Court, Suite 400, Memphis, Tennessee 38115-4436.

SEVENTH: The personal liability of the directors of the Corporation is hereby eliminated to the fullest extent permitted by Section 102(b)(7) of the General Corporation Law of the State of Delaware, as the same may be amended or supplemented. Any repeal or modification of this Article SEVENTH shall not adversely affect any right or protection of a director of the Corporation existing immediately prior to such repeal or modification. If the General Corporation Law of the State of Delaware is amended or supplemented to authorize corporate action further eliminating or limiting the personal liability of directors, then the personal liability of the directors of the Corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law of the State of Delaware, as so amended or supplemented.

EIGHTH: The Corporation shall, to the fullest extent permitted or required by Section 145 of the General Corporation Law of the State of Delaware, as the same may be amended or supplemented, indemnify any and all persons to whom it shall have power to indemnify under said section from and against any and all of the expenses, liabilities or other matters referred to in or covered by said section, and the indemnification provided for herein shall not be deemed exclusive of any other rights to which those indemnified may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such person. Any repeal or modification of this Article EIGHTH shall not adversely affect any right or protection existing hereunder immediately prior to such repeal or modification.

The undersigned, as the incorporator of the Corporation, has executed and acknowledged this Certificate of Incorporation on December 15, 2010.

/s/ Peter H. Kesser
Peter H. Kesser Incorporator

2